EXHIBIT 4.5

CERTIFICATE OF AMENDMENTOF
THE
RESTATED CERTIFICATE OF INCORPORATION
OF
INSITE VISION INCORPORATED
a Delaware Corporation

          INSITE VISION INCORPORATED, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”) DOES HEREBY CERTIFY THAT:

          ONE:   The amendment to the Corporation’s Restated Certificate of Incorporation set forth below was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

          TWO:   The first paragraph of Section A of ARTICLE IV of the Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

          "(A)  Classes of Stock. The total number of shares of all classes of capital stock which the corporation shall have authority to issue is One Hundred Twenty-Five Million (125,000,000) of which One Hundred Twenty Million (120,000,000) shares, par value of $0.01 per share, shall be Common Stock (the "Common Stock") and Five Million (5,000,000) shares, par value of $0.01 per share, shall be Preferred Stock ("Preferred Stock")."

          IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by S. Kumar Chandrasekaran, Ph.D., its Chief Executive Officer, and attested by Lyle M. Bowman, Ph.D., its Secretary, on this 1st day of June, 2004.

INSITE VISION INCORPORATED
By: /s/ S. Kumar Chandrasekaran, Ph.D. Name: S. Kumar Chandrasekaran, Ph.D. Title: Chief Executive Officer

Attest: /s/ Lyle M. Bowman, Ph.D. Name: Lyle M. Bowman, Ph.D. Title: Secretary